

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402**

Mail Stop 3561

September 8, 2009

Dynamex, Inc.
Ray E. Schmitz-Chief Financial Officer
5429 LBJ Freeway
Suite 1000
Dallas, Texas 75240

> **Re: Dynamex, Inc.**
> **Form 10-K for the year ended July 31, 2008**
> **Filed October 14, 2008**
> **File Number: 000-21057**

Dear Mr. Schmitz:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Joseph A. Foti
S.A.C.A.